                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

    For the period ended December 31, 1998

                                      or

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

    For the transition period from         to

                            Commission file number:
                                    0-14643

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         KENT ELECTRONICS CORPORATION
              TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                         KENT ELECTRONICS CORPORATION
                             1111 Gillingham Lane
                            Sugar Land, Texas 77478

                         KENT ELECTRONICS CORPORATION
                                 TAX-DEFERRED
                     SAVINGS AND RETIREMENT PLAN AND TRUST

                             FINANCIAL STATEMENTS

                          December 31, 1998 and 1997

                               TABLE OF CONTENTS
                               -----------------

                                                                            Page
                                                                            ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS........................    3

FINANCIAL STATEMENTS

   STATEMENTS OF NET ASSETS AVAILABLE FOR
     PLAN BENEFITS........................................................    5

   STATEMENTS OF CHANGES IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS..........................................    6

   NOTES TO FINANCIAL STATEMENTS..........................................    7

SUPPLEMENTAL SCHEDULES

   LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
     PURPOSES ON DECEMBER 31, 1998........................................   17

   LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS.........................   18

              Report of Independent Certified Public Accountants
              --------------------------------------------------

To the Plan Committee
of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust

     We have audited the accompanying statements of net assets available for plan benefits of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


GRANT THORNTON LLP
Houston, Texas
June 14, 1999

                         Kent Electronics Corporation

              Tax-Deferred Savings and Retirement Plan and Trust

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 December 31,

                                                         1998         1997
                                                      -----------  -----------
ASSETS
 Investments:
  At fair value
   Cash equivalents                                   $ 1,018,690  $   214,973
   Corporate stocks                                     8,754,660   15,528,758
   Mutual funds                                         6,706,496    4,795,494
   Participant loans receivable                         1,085,602      938,488
                                                      -----------  -----------
                                                       17,565,448   21,477,713
  At contract value
   Investment contracts                                 1,143,430    1,113,882
                                                      -----------  -----------
     Total investments                                 18,708,878   22,591,595
 Employer and participant contributions receivable        427,401      270,234
                                                      -----------  -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                $19,136,279  $22,861,829
                                                      ===========  ===========

The accompanying notes are an integral part of these statements.

                         Kent Electronics Corporation

              Tax-Deferred Savings and Retirement Plan and Trust

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 December 31,

                                                 1998         1997
                                             ------------  -----------
Additions to net assets attributed to:
 Investment income
   Net appreciation of investments           $         -   $   115,985
   Interest and dividend income                  729,757       508,884
                                             -----------   -----------
                                                 729,757       624,869
 Contributions
   Participant contributions                   4,848,226     3,151,384
   Employer contributions                      1,411,881     1,078,174
                                             -----------   -----------
                                               6,260,107     4,229,558
                                             -----------   -----------
     Total additions                           6,989,864     4,854,427

Deductions from net assets attributed to:
 Net depreciation of investments               7,268,860             -
 Benefits paid to participants                 3,344,408     2,133,891
 Administrative expenses                         102,146        93,898
                                             -----------   -----------
     Total deductions                         10,715,414     2,227,789
                                             -----------   -----------
     Net (decrease) increase                  (3,725,550)    2,626,638
Net assets available for plan benefits:
 Beginning of year                            22,861,829    20,235,191
                                             -----------   -----------
 End of year                                 $19,136,279   $22,861,829
                                             ===========   ===========

The accompanying notes are an integral part of these statements.

                         Kent Electronics Corporation

              Tax-Deferred Savings and Retirement Plan and Trust

                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 1998 and 1997


NOTE A - DESCRIPTION OF PLAN

     The following brief description of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     1.   General
          -------

     The Plan is a 401(k) savings and profit sharing plan which was adopted March 30, 1987 for officers and employees of Kent Electronics Corporation, Inc. and subsidiaries (the Company). The Plan is generally subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The purpose of the Plan is to allow participants to make elective contributions to be treated as deferred compensation for income tax purposes and for the Company to make elective contributions as a retirement vehicle for employees.

     2.   Eligibility
          -----------

     Participation in the Plan is voluntary. Membership in the Plan is available to all employees of the Company who have attained the age of 21 years and have completed six months of service.

     3.   Trustee
          -------

     The Smith Barney Corporate Trust Company has been designated and appointed as Trustee of the Plan. The Trustee maintains all assets of the Plan in safekeeping.

     4.   Employee Elective Contributions
          -------------------------------

     Participants may contribute from 1% up to 12% of their earnings as elective contributions. The maximum amount of employee deferral contribution which may be made by a participant is subject to certain limitations.

     5.   Employer Thrift Matching Contributions
          --------------------------------------

     The Company shall contribute to the Plan's trust (as a thrift contribution) an amount equal to one hundred percent (100%) of the employee elective contribution up to a maximum of three percent (3%) of eligible compensation. Such contribution is invested in the Company's common stock. The maximum amount of employer matching contributions is subject to certain limitations.

                         Kent Electronics Corporation

              Tax-Deferred Savings and Retirement Plan and Trust

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1998 and 1997


NOTE A - DESCRIPTION OF PLAN - Continued

     6.   Employer Profit Sharing Contributions
          -------------------------------------

     The Company may contribute (from its net income or accumulated earnings and profit) to the Plan's trust such amount representing a profit sharing contribution, if any, as determined by the Board of Directors of the employer. Such contribution is invested in the Company's common stock. The maximum amount of employer profit sharing contributions is subject to certain limitations.

     7.   Allocations
          -----------

     Each account that is in existence on the valuation date will be credited or charged with its pro rata portion of the income/loss of the Plan. Profit sharing contributions are to be allocated based upon the ratio of each participant's compensation to total compensation of all eligible participants.

     8.   Vesting Schedule
          ----------------

     A participant's thrift matching and profit sharing accounts vested percentage will be determined in accordance with the following table:

               Years of Vesting Service             Vested Percentage
               ------------------------             -----------------

               Less than 2 years                             0%
                    2 years                                 40%
                    3 years                                 60%
                    4 years                                 80%
                    5 years or more                        100%

     Participant contributions vest immediately.

     9.   Benefits
          --------

     The Plan provides for various benefits to participants who have fulfilled or met the following requirements:

     Normal Retirement - Participants of the Plan who retire on or after their
     -----------------
     normal retirement dates (the first day of the month on or after which the participant reaches normal retirement age of 65) will receive the full value of their account in accordance with terms set forth in the Plan.

                         Kent Electronics Corporation
              Tax-Deferred Savings and Retirement Plan and Trust

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1998 and 1997


NOTE A - DESCRIPTION OF PLAN - Continued

 Early Retirement - Participants who are fifty-five (55) or more years of age,
 ----------------
 but who have not attained normal retirement date and who have completed five
 (5) years of participation in the Plan may retire and receive the full value of their account in accordance with terms as set forth in the Plan.

 Disability - If participants become totally and permanently disabled, they will
 ----------
 be paid the full value of their account in accordance with terms as set forth in the Plan.

 Death - If participants in the Plan die, their beneficiary will be paid the
 -----
 full value of their account in accordance with terms as set forth in the Plan.

 Termination - If participants terminate their employment with the Company for
 -----------
 any reason other than retirement, total and permanent disability, or death, they will be paid the vested value of their account in accordance with terms as set forth in the Plan.

 10.   Forfeitures
       -----------

 Participant's forfeited amounts of employer thrift matching or profit sharing contributions due to termination are used to reduce subsequent employer contributions.

 11.   Administrative Expenses
       -----------------------

 Administrative expenses are paid directly by the Plan.

 12.   Top-Heavy Plan Provisions
       -------------------------

 In the event the Plan should be Top-Heavy for any plan year, as defined by Internal Revenue Code Section 401(a), provisions are set forth in the Plan to remedy such condition.

 13.   Participant Loans Receivable
       ----------------------------

 Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans Fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus one percent as of the beginning of the month in which the loan was made. Principal and interest is paid ratably through equal payroll deductions each pay period.

                         Kent Electronics Corporation
              Tax-Deferred Savings and Retirement Plan and Trust

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1998 and 1997



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

 1.    Basis of Accounting
       -------------------

 The accompanying financial statements are presented on the accrual basis of accounting.

 2.    Valuation of Investments
       ------------------------

 Investments are stated at their fair market value, as determined by quoted market prices, except for investment contracts, which are valued at contract value (Note B3).

 Unrealized appreciation or depreciation of fair market values of investments held at year end and gain or loss on sale of investments during the year are determined using the basis of the applicable investment at the beginning of the year or purchase price, if acquired during the year.

 3.    Investment Contracts
       --------------------

 The Plan has invested in a fund, Capital Preservation Fund, made up of a portfolio of guaranteed investment contracts with insurance companies, having an average maturity between 2.5 to 3.5 years. The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the Trustee.

 4.    Termination of Plan
       -------------------

 The Company expects to continue the Plan indefinitely, but reserves the right to change it from time to time, or to terminate it if necessary. A change or termination cannot take away a vested right to Plan benefits resulting from contributions made before the change or termination.

 5.    Use of Estimates
       ----------------

 In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         Kent Electronics Corporation
              Tax-Deferred Savings and Retirement Plan and Trust

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1998 and 1997


NOTE C - INVESTMENT OPTIONS

 Upon enrollment into the Plan, a participant may direct employee contributions into an investment in Kent Stock, any one of six mutual funds or a fund made up of a portfolio of guaranteed investment contracts with insurance companies.

 Following are the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits by separate optional investment fund program as of December 31, 1998 and 1997, and for the years then ended. Investments that represent 5% or more of the Plan's net assets are separately identified.

         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, BY FUND
                               December 31, 1998

                                          Kent
                                       Electronics
                                       Corporation          Capital           Investment
                                         Common           Preservation        Company of        Growth Fund of       Euro Pacific
                                         Stock               Fund              America             America           Growth Fund
                                       Investment         Investment          Investment          Investment          Investment
                                        Account             Account             Account             Account             Account
                                      -----------         -----------         -----------         -----------         -----------
ASSETS
Investments:
At fair value
   Cash equivalents                   $ 1,024,300         $         -         $    (5,879)        $       105         $        (3)
   Corporate stocks                     8,754,660                   -                   -                   -                   -
   Mutual funds                                 -                   -           3,276,700           1,491,312             657,813
   Participant loans receivable                 -                   -                   -                   -                   -
  At contract value
   Investment contracts                         -           1,143,430                   -                   -                   -
                                      -----------         -----------         -----------         -----------         -----------
   Total investments                    9,778,960           1,143,430           3,270,821           1,491,417             657,810

Employer and participant con-
  tributions receivable                   280,885              17,571              40,559              36,556              15,509
                                      -----------         -----------         -----------         -----------         -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                        $10,059,845         $ 1,161,001         $ 3,311,380         $ 1,527,973         $   673,319
                                      ===========         ===========         ===========         ===========         ===========


                                     Capital World
                                       Growth &          Bond Fund of       Income Fund of
                                        Income              America             America
                                      Investment          Investment          Investment          Participant
                                        Account             Account             Account              Loans              Total
                                      -----------         -----------         -----------         -----------         -----------
ASSETS
Investments:
At fair value
   Cash equivalents                   $        73         $        27         $        67         $         -         $ 1,018,690
   Corporate stocks                             -                   -                   -                   -           8,754,660
   Mutual funds                           575,622             226,607             478,442                   -           6,706,496
   Participant loans receivable                 -                   -                   -           1,085,602           1,085,602
  At contract value
   Investment contracts                         -                   -                   -                   -           1,143,430
                                      -----------         -----------         -----------         -----------         -----------
   Total investments                      575,695             226,634             478,509           1,085,602          18,708,878

 Employer and participant con-
  tributions receivable                    18,115               7,725              10,481                   -             427,401
                                      -----------         -----------         -----------         -----------         -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                        $   593,810         $   234,359         $   488,990         $ 1,085,602         $19,136,279
                                      ===========         ===========         ===========         ===========         ===========

                         Kent Electronics Corporation

              Tax-Deferred Savings and Retirement Plan and Trust

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1998 and 1997


NOTE C - INVESTMENT OPTIONS - Continued

         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, BY FUND
                               December 31, 1997

                                           Kent
                                        Electronics     Capital      Investment                                      Capital World
                                        Corporation   Preservation   Company of     Growth Fund of   Euro Pacific      Growth &
                                        Common Stock     Fund          America         America        Growth Fund       Income
                                         Investment    Investment    Investment      Investment       Investment      Investment
                                          Account       Account        Account         Account         Account          Account
                                        ------------  ------------   ----------     --------------   ------------    -------------
ASSETS
Investments:
At fair value
   Cash equivalents                     $   177,250   $    8,088     $    6,824       $  6,722        $  3,170         $    202
   Corporate stocks                      15,528,758            -              -              -               -                -
   Mutual funds                                   -            -      2,652,550        738,552         501,421          432,075
   Participant loans receivable                   -            -              -              -               -                -
  At contract value
   Investment contracts                           -    1,113,882              -              -               -                -
                                        -----------   ----------     ----------       --------        --------         --------
   Total investments                     15,706,008    1,121,970      2,659,374        745,274         504,591          432,277
  Employer and participant con-
   tributions receivable                    193,130       14,004         21,978         14,523          11,063            8,028
                                        -----------   ----------     ----------       --------        --------         --------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                          $15,899,138   $1,135,974     $2,681,352       $759,797        $515,654         $440,305
                                        ===========   ==========     ==========       ========        ========         ========
                                                  Bond Fund of   Income Fund of
                                                    America        America
                                                  Investment      Investment       Participant
                                                    Account        Account           Loans          Total
                                                  ------------   --------------    -----------     -------
ASSETS
Investments:
At fair value
   Cash equivalents                                 $      -       $ 12,717        $      -      $   214,973
   Corporate stocks                                        -              -               -       15,528,758
   Mutual funds                                      180,179        290,717               -        4,795,494
   Participant loans receivable                            -              -         938,488          938,488
  At contract value
   Investment contracts                                    -              -               -        1,113,882
                                                    --------       --------        --------      -----------
   Total investments                                 180,179        303,434         938,488       22,591,595
  Employer and participant con-
   tributions receivable                               3,288          4,220               -          270,234
                                                    --------       --------        --------      -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                                      $183,467       $307,654        $938,488      $22,861,829
                                                    ========       ========        ========      ===========

                          Kent Electronics Corporation

               Tax-Deferred Savings and Retirement Plan and Trust

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                           December 31, 1998 and 1997


NOTE C - INVESTMENT OPTIONS - Continued

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, BY FUND
                               December 31, 1998

                                          Kent
                                      Electronics
                                      Corporation       Capital       Investment                                     Capital World
                                        Common        Preservation    Company of    Growth Fund of   Euro Pacific      Growth &
                                         Stock            Fund          America         America       Growth Fund       Income
                                       Investment      Investment     Investment      Investment      Investment      Investment
                                        Account         Account        Account          Account        Account          Account
                                      ------------    ------------    ----------    --------------   ------------    -------------
Additions added to net assets
 attributed to:
 Investment income
  Interest and dividend
   income                             $    23,258     $       37      $  329,558    $  139,244       $  34,135      $ 57,542

Contributions
  Participant contributions             2,629,969        410,319         522,150       527,933         239,219       274,541
  Employer contributions                1,411,881              -               -             -               -             -
                                      -----------     ----------      ----------    ----------       ---------      --------
                                        4,041,850        410,319         522,150       527,933         239,219       274,541
                                      -----------     ----------      ----------    ----------       ---------      --------
   Total additions                      4,065,108        410,356         851,708       667,177         273,354       332,083

Deductions from net assets
 attributed to:
 Net depreciation (appreciation)
  of investments                        7,822,782        (59,910)       (268,597)     (187,364)        (46,253)      (12,139)
 Benefits paid to participants          2,514,326         99,284         248,019        91,699          30,358        95,766
 Administrative expenses                   66,880          5,774          15,132         5,542           3,050         2,560
                                      -----------     ----------      ----------    ----------       ---------      --------
   Total deductions                    10,403,988         45,148          (5,446)      (90,123)        (12,845)       86,187
                                      -----------     ----------      ----------    ----------       ---------      --------
  Net (decrease) increase
   before interfund transfers          (6,338,880)       365,208         857,154       757,300         286,199       245,896
 Interfund transfers                      499,587       (340,181)       (227,126)       10,876        (128,534)      (92,391)
                                      -----------     ----------      ----------    ----------       ---------      --------
  Net (decrease) increase              (5,839,293)        25,027         630,028       768,176         157,665       153,505
Net assets available for plan
 benefits:
 Beginning of year                     15,899,138      1,135,974       2,681,352       759,797         515,654       440,305
                                      -----------     ----------      ----------    ----------       ---------      --------
 End of year                          $10,059,845     $1,161,001      $3,311,380    $1,527,973       $ 673,319      $593,810
                                      ===========     ==========      ==========    ==========       =========      ========
                                                 Bond Fund of   Income Fund of
                                                   America        America
                                                 Investment      Investment       Participant
                                                   Account        Account           Loans          Total
                                                 ------------   --------------    -----------     -------
Additions added to net assets
 attributed to:
 Investment income
  Interest and dividend
   income                                          $ 16,782       $ 50,443         $   78,758    $   729,757

Contributions
  Participant contributions                          81,594        162,501                  -      4,848,226
  Employer contributions                                  -              -                  -      1,411,881
                                                   --------       --------         ----------    -----------
                                                     81,594        162,501                  -      6,260,107
                                                   --------       --------         ----------    -----------
   Total additions                                   98,376        212,944             78,758      6,989,864

Deductions from net assets
 attributed to:
 Net depreciation (appreciation)
  of investments                                      5,393         14,948                  -      7,268,860
 Benefits paid to participants                       82,622         37,199            145,135      3,344,408
 Administrative expenses                              1,128          2,080                  -        102,146
                                                   --------       --------         ----------    -----------
   Total deductions                                  89,143         54,227            145,135     10,715,414
                                                   --------       --------         ----------    -----------
  Net (decrease) increase
   before interfund transfers                         9,233        158,717            (66,377)    (3,725,550)
 Interfund transfers                                 41,659         22,619            213,491              -
                                                   --------       --------         ----------    -----------
  Net (decrease) increase                            50,892        181,336            147,114     (3,725,550)
Net assets available for plan
 benefits:
 Beginning of year                                  183,467        307,654            938,488     22,861,829
                                                   --------       --------         ----------    -----------
 End of year                                       $234,359       $488,990         $1,085,602    $19,136,279
                                                   ========       ========         ==========    ===========

                          Kent Electronics Corporation
              Tax-Deferred Savings and Retirement Plan and Trust

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1998 and 1997


NOTE C - INVESTMENT OPTIONS - Continued

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, BY FUND
                               December 31, 1997

                                      Kent
                                      Electronics
                                      Corporation    Capital        Investment                                     Capital World
                                      Common         Preservation   Company of      Growth Fund of  Euro Pacific   Growth &
                                      Stock          Fund           America         America         Growth Fund    Income
                                      Investment     Investment     Investment      Investment      Investment     Investment
                                      Account        Account        Account         Account         Account        Account
                                      -------        -------        -------         -------         -------        -------
Additions added to net assets
 attributed to:
 Net appreciation (depreciation)
  of investments                    $  (213,618)      $   52,876     $  270,085      $ 19,151       $(21,982)    $   (316)
 Investment income
  Interest and dividend
   income                                 9,120                -        261,389        78,073         32,471       32,527
                                    -----------       ----------     ----------      --------       --------     --------
                                       (204,498)          52,876        531,474        97,224         10,489       32,211
Contributions
  Participant contributions           1,903,143          183,958        357,975       297,955        153,512      107,469
  Employer contributions              1,078,174                -              -             -              -            -
                                    -----------       ----------     ----------      --------       --------     --------
                                      2,981,317          183,958        357,975       297,955        153,512      107,469
                                    -----------       ----------     ----------      --------       --------     --------
   Total additions                    2,776,819          236,834        889,449       395,179        164,001      139,680
Deductions from net assets
 attributed to:
 Benefits paid to participants        1,780,611          120,989        142,946        12,991          4,970       21,005
 Administrative expenses                 79,812            3,657          7,631         1,196            632          377
                                    -----------       ----------     ----------      --------       --------     --------
   Total deductions                   1,860,423          124,646        150,577        14,187          5,602       21,382
                                    -----------       ----------     ----------      --------       --------     --------
  Net increase before interfund
   transfers                            916,396          112,188        738,872       380,992        158,399      118,296
 Interfund transfers                 (1,685,200)         128,287        305,650       207,830        274,778      251,352
                                    -----------       ----------     ----------      --------       --------     --------
  Net increase (decrease)              (768,804)         240,475      1,044,522       588,822        433,177      369,650
Net assets available for plan
 benefits:
 Beginning of year                   16,667,942          895,499      1,636,830       170,975         82,477       70,655
                                    -----------       ----------     ----------      --------       --------     --------
 End of year                        $15,899,138       $1,135,974     $2,681,352      $759,797       $515,654     $440,305
                                    ===========       ==========     ==========      ========       ========     ========

                                         Bond Fund of     Income Fund of
                                         America          America
                                         Investment       Investment      Participant
                                         Account          Account         Loans             Total
                                         ------           -------         -----             ------
Additions added to net assets
 attributed to:
 Net appreciation (depreciation)
  of investments                         $  1,919        $  7,870     $      -           $   115,985
 Investment income
  Interest and dividend
   income                                   7,560          31,770       55,974               508,884
                                         --------        --------     --------           -----------
                                            9,479          39,640       55,974               624,869
Contributions
  Participant contributions                47,982          99,390            -             3,151,384
  Employer contributions                        -               -            -             1,078,174
                                         --------        --------     --------           -----------
                                           47,982          99,390            -             4,229,558
                                         --------        --------     --------           -----------
   Total additions                         57,461         139,030       55,974             4,854,427
Deductions from net assets
 attributed to:
 Benefits paid to participants              1,881           3,981       44,517             2,133,891
 Administrative expenses                      163             430            -                93,898
                                         --------        --------     --------           -----------
   Total deductions                         2,044           4,411       44,517             2,227,789
                                         --------        --------     --------           -----------
  Net increase before interfund
   transfers                               55,417         134,619       11,457             2,626,638
 Interfund transfers                       80,739          97,228      339,336                     -
                                         --------        --------     --------           -----------
  Net increase (decrease)                 136,156         231,847      350,793             2,626,638
Net assets available for plan
 benefits:
 Beginning of year                         47,311          75,807      587,695            20,235,191
                                         --------        --------     --------           -----------
 End of year                             $183,467        $307,654     $938,488           $22,861,829
                                         ========        ========     ========           ===========

                         Kent Electronics Corporation

              Tax-Deferred Savings and Retirement Plan and Trust


                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1998 and 1997



NOTE D - INSURANCE

 The Plan is categorized as a defined contribution plan under the Internal Revenue Code and, accordingly, the Plan is not insured by the Pension Benefit Guaranty Corporation.


NOTE E - INCOME TAX STATUS

 The Internal Revenue Service has determined and informed the Company by a letter dated September 28, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                            SUPPLEMENTAL SCHEDULES

                         Kent Electronics Corporation
              Tax-Deferred Savings and Retirement Plan and Trust
                          (EIN 74-1763541, Plan #001)

          LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1998



                                            Number of             Cost at             Current value
                                              units          December 31, 1998      December 31, 1998
                                        -----------------  ---------------------  ---------------------
Smith Barney Money Funds
    Cash Portfolio*                        1,018,690             $ 1,018,690           $ 1,018,690

Kent Electronics Corporation
    Common Stock*                            686,640               7,817,539             8,754,660

Capital Preservation Fund*                    77,665               1,073,855             1,143,430

Investment Company of America*               105,554               2,579,150             3,276,700

Growth Fund of America*                       66,576               1,286,293             1,491,312

Euro Pacific Growth Fund*                     23,162                 630,508               657,813

Capital World Growth & Income*                22,645                 564,468               575,622

Bond Fund of America*                         16,650                 229,880               226,607

Income Fund of America*                       27,592                 485,067               478,442

Participant loans                                  -               1,085,602             1,085,602
                                                                 -----------           -----------

                                                                 $16,771,052           $18,708,878
                                                                 ===========           ===========
-------------
* Represents party-in-interest.

                         Kent Electronics Corporation
              Tax-Deferred Savings and Retirement Plan and Trust
                          (EIN 74-1763541, Plan #001)

                LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                         Year ended December 31, 1998



                                                   Purchase         Selling      Cost of         Net
Identity                        Shares              price           price*       asset           gain/loss
--------                        ------              -----           ------       -----           ---------
Smith Barney Money
     Funds Cash Portfolio
     Purchases
     (300 transactions)          8,642,698        $8,642,698        $        -  $        -        $      -
     Sales
     (356 transactions)          7,838,981                 -         7,838,981   7,838,981               -

Kent Stock Fund
     Purchases
     (21 transactions)             140,600         2,560,401                 -           -               -
     Distributions in kind
     (28 transactions)              72,020                 -         1,511,717     745,700         766,017

Capital Preservation Fund
     Purchases
     (34 transactions)              63,468           915,014                 -           -               -
     Sales
     (51 transactions)              66,007                 -           945,376     890,011          55,365

Investment Company of
     America Fund
     Purchases
     (43 transactions)              27,899           829,636                 -           -               -
     Sales
     (28 transactions)              16,241                 -           474,083     374,023         100,060


*For distributions in kind, selling price represents the fair market value at the date of distribution.

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                KENT ELECTRONICS CORPORATION
                                TAX-DEFERRED SAVINGS AND
                                RETIREMENT PLAN AND TRUST
                                (Name of Plan)

Date:  June 29, 1999            /s/ Stephen J. Chapko
                                ---------------------

                                Stephen J. Chapko
                                Secretary of the Plan Administration Committee